Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

Transcript of NuScale & KGHM Signing Ceremony

11:30-2:30 PM EST (local time)

U.S. Chamber of Commerce, Hay Adams Hotel

Speakers:

•	John Hopkins, Chairman and CEO of NuScale Power

•	Dr. Kathryn Huff, Senior Advisor to Secretary for the U.S. Department of Energy

•	Jacek Sasin, Poland’s Deputy Prime Minister and Minister of State Assets

•	Marcin Chludziński, President of the Management Board of KGHM Polska Miedź S.A.

Diane Hughes:

Okay. We will go ahead and get started. So good afternoon. I'm Diane Hughes, the vice president of marketing and communications for NuScale Power. And I first want to thank you for joining us here today. Today's ceremony is currently being live streamed on NuScale's channels. So a warm welcome to those of you who are joining us online, wherever you may be in the world. Joining us in person here today, our honored representatives from the US and Polish governments and members of the media. We are so grateful to have you here all to celebrate this remarkable achievement between two leading organizations, NuScale and KGHM. At NuScale, we're changing how we power the world. And now with KGHM, we are showing the world the critical role of our SMRs have been providing safe, affordable, reliable and clean energy. We're delighted to have such a well regarded innovation leader like KGHM as our partner.

And we bring the benefits of nuclear to the US, Poland and around the world. Announcements like today are crucial in highlighting the global efforts and the on the ground solutions that can protect our people, planet and prosperity. Shortly, you'll hear from speakers from NuScale, KGHM and representatives from both Polish and US governments. We will also have concurrent translation between the two languages when our Polish speakers offer remarks. And just as some final housekeeping, please note that following the signing ceremony, it will be our distinct pleasure to invite you to join us for a celebratory reception at The Hay-Adams Hotel which is located next door. It is now my pleasure to introduce our first speaker, John Hopkins, president and CEO of NuScale Power.

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John Hopkins:

I never know anymore where I go where you have to wear a mask or not. I just came in from Arizona and they don't wear masks. I come here and now you have to wear a mask again. So hopefully soon that may change. I'd like to, first of all, thank you all for joining us today for this vital commemorative progress of an important partnership between NuScale and KGHM to advance clean emissions-free commercial nuclear technology in the country of Poland. I'd like to start by acknowledging our honored participants, Jacek Sasin, deputy prime minister, minister of state assets to Poland. Thank you sir. And Mr. Chludziński who is the president and chief executive office of KGHM. Thank you, Mr. Marcin. And also senior advisor to the secretary of the US Department of Energy, Dr. Kathryn Huff. And there's also many us and state officials here that I really greatly appreciate for you coming.

And also the Polish government officials are here. We thank you again for participating. We are truly honored to have them here today, as we celebrate another step towards advancing deployment of small module reactor technology and meeting our shared climate and energy ambitions. Our partnership with KGHM began last fall when we signed a memorandum of understanding to evaluate the development, licensing and instruction of a NuScale Voyager small module reactor power plant in Poland. We had the privilege of joining KGHM in Poland on the floor of the stock exchange to celebrate our new collaboration to bring advanced small module reactor technology to Poland. Today, we are solidifying that ambition and deepening our collaboration with KGHM by signing an early works agreement to support the deployment of a NuScale Voyager power plant in Poland as early as 2029.

We would help Poland avoid up to eight million tons of CO2 emissions per year when compared to a coal-fired plant. We deeply value our partnership with KGHM, and we are excited to continue working with them on this journey. This has been a period of growth for NuScale. Just months ago, we announced our plans to become a publicly traded entity through a merger with Spring Valley Acquisition Corp to create a first of its kind energy company poised to power the global energy transition by delivering safe, scalable and reliable carbon-free nuclear power.

In August of 2020, NuScale made history as the first and only company to receive an SMR design approval from the US Nuclear Regulatory Commission, a crucial step towards manufacturing and constructing these game changing SMRs, not in just the US obviously, but also outside and globally. We maintain strong program momentum towards commercialization of our SMR technology. Our program is focusing now on readying technology to equip and manufacture and construct. Finalizing agreements across our supply chain and completing plans for our power plant delivery activities and startup in commercialization plans.

However, we did not get here alone. I would be remiss not to thank the US government representatives of which are here today for the incredible support we have achieved. We would not be here otherwise. And we are humbled and grateful for their continued dedication and support. By partnering with KGHM, NuScale can capitalize on the incredible momentum from the past year and bring the world one step closer to combating climate change and meeting the growing demand for clean energy.

Together we can demonstrate how our cleaner and safer advanced nuclear design brings numerous benefits, economic and environmental to countries like Poland, as they seek innovative solutions, meet climate goals and accelerate their transition to clean energy. Our slogan at NuScale as Diane said, is changing the power that changes the world. This means improving the quality of life for humankind by continuously improving nuclear power. And we are honored for the opportunity to make this vision a reality with KGHM. Again, thank you for joining us today. We look forward working with KGM here in the new future. And thank you again for being here all of you. Appreciate it. Diane.

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Diane Hughes:

Thank you, John. I am delighted to welcome up next to our stage, Dr. Kathryn Huff representing the United States government here today. Dr. Huff is senior advisor to the secretary at the US government of energy. Thank you for the vital work you lead at the DOE and please do join us on stage.

Dr. Kathryn Huff:

Thank you, Diane and John. Thank you everyone and congratulations to KGHM, to NuScale, to Poland, to the United States. This is a really momentous occasion. And generally speaking, in my role as a senior advisor to the secretary in the Department of Energy, it's an honor to be a part of this visionary moment in which we're making a reality out of some real future vision to deploy American innovative technology internationally with leaders like the Polish government and KGHM to see coal repurposed into a nuclear future that can avoid carbon emissions. And all of these things sort of, they support the larger vision that the president and the secretary both have for decarbonization and a zero carbon future by 2050. None of this will be possible without nuclear power, without innovative companies like NuScale leading the way internationally through deployment, deployment, deployment as the secretary would say.

Dr. Kathryn Huff:

In order to meet these climate goals, there will need to be lots of agreements like this one. But by leading the way here, there's a real opportunity to show the world what's possible and it's an honor to be a part of it. Through the Department of Energy, NuScale has done an enormous amount of work. And of course it starts with American innovation, innovative companies, some support from the Department of Energy and significant interest internationally. So I want to just say congratulations to you on this momentous occasion that is so well fitted within the president's vision for our future of a carbon free 2050. Thank you.

Diane Hughes:

Thank you very much, Dr. Huff. So I'm honored to introduce our next speaker Jacek Sasin, Poland's deputy prime minister and minister of state assets. Under his leadership in years of dedicated service, Poland continues to grow as an energy and technology leader, and we are incredibly honored to have you join us.

Translator (Jacek Sasin):

Ladies and gentlemen, this event that we're about to witness is a very important event, not just from the point of view of economy and not just from the point of view of these two great companies, NuScale and KGHM. But I believe that this is a historic event for our future.

Now, right now Poland is at a very difficult juncture of having to implement energy transition. This is a very ambitious goal and it's a difficult task to perform because we have to remember that right now, Polish economy and Polish energy sector is mostly based on coal. At the moment, 70% of our energy is generated from burning coal. So this is a very important but very difficult task. And all the time as we do this transition, we have to remember about preserving our energy security.

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Now we have undertook this challenge because we believe that we have to make sure that our planet survives and we have to make sure we curb the effects of climate change, but this is not all. We also have to remember about preserving a competitive economy. And this is something that we want to achieve with our companies being able to compete in a safe and secure environment. And that's why we decided that this will be the foundation of our energy mix. This type of energy, nuclear energy is reliable and this will be complemented with renewable energy sources, the energy we generate from wind, sun or water, but nuclear energy should be the stable.

We also made the decision to choose the United States of America as our strategic partner in this program of developing nuclear energy in Poland and this was confirmed by the agreements signed between our governments in 2018. And that is the foundation for the large project of developing a large nuclear power station in Poland. Today, we are witnessing a different chapter where Polish and American companies will cooperate in developing small modular reactors.

The KGHM is not the first Polish company to decide to develop an SMR reactor to provide for its energy needs. In fact, Orlen, the major Polish oil and gas company was the first to start cooperation with GE Hitachi. And there's a long line of companies waiting to be involved in this as well. So there is a lot of interest in Poland for this sort of cooperation. Hopefully in just a few years, we'll see that at least in the industrial sector, many companies will be providing their energy needs from SMR reactors. And at the same time, this will also have a beneficial effect for the Polish economy. It'll also strengthen the alliance between our countries.

Now, as a representative of the Polish government, I would like to assure you that we are determined to carry through this process of energy transition. It's important for the Polish economy. It's also important for the world. Now, like I said before, the process is difficult and it requires a lot of investment, but it is absolutely necessary for us. And in the process we want to preserve and assure that Poland keeps its energy independence without having a negative impact of this process on our society. So at the end of the day, we'd like to have our society have cheap and reliable power.

Now ladies and gentlemen, we're in a race against time. We have to do this fast. So we're looking at developments every year and every month and I'm very happy to see that today we are bringing another stage of this process through. After the letter of intent signed in the past, today we are signing the agreement. Hopefully in about seven to eight years, the first SMR reactors will be operational in Poland. And this is also in line with other pledges that we have made under the European energy and climate policy. These are very strict deadlines. These are very strict targets and they have to be met, but we want to meet them whilst at the same time preserving Poland's energy security, and not having to burden our people, our residents with too much of this transition burden. And I deeply believe that it is nuclear power that will allow us to combine these important targets.

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So I would like to thank everyone who has been involved in this process and who has saw it through the completion. Thanks to your hard work, today we'll be able to say to the public citizens that we have made another very important step towards energy coming from a nuclear power. I would like to thank the boards of both companies that participated in this process, NuScale and KGHM. And I would like to extend my thanks to the representatives of the US government present here. Doctor, thank you very much for your support as well. And I will be talking to your secretary of energy later to day. I will be very happy to thank her for the continuous support that the US government has been extending to us all the time. And we do hope to cooperate like that in the future, both on large and small nuclear reactors. I think that the climate between our countries has always been very good and still remains very good between Poland and the United States of America, between our governments, but also between our nations and hopefully this will continue in the future.

And ladies and gentlemen, for poles, America has always been a tried and tested friend. And we always knew we could count on you and you never let us down in hard times. So this hopefully will be a continuation of our cooperation in the same vein. The process of energy transformation is difficult like I said, so we're very happy to be able to count on you again, in terms of your companies, your technology being deployed in Poland. And in the years to come, when all these processes come to fruition, after all these investments are made, I think there will be a grand monument to Polish American friendship. So I would like again to congratulate both companies and to thank you very much.

Thank you very much.

Diane Hughes:

Thank you very much deputy prime minister. It is my pleasure to introduce our next speaker, Marcin Chludziński, president of the management board of KGHM. KGHM is a Poland based leader in copper and silver production. And they paving the way for decarbonization for not only Poland, but for other industrial energy users across the globe. And under Marcin's leadership, KGHM continues to be an innovative, clean energy implementation leader and I am excited to welcome him onto the stage.

Translator (Marcin Chludziński):

Ladies and gentlemen, KGHM is the second largest industrial energy consumer in Poland. So this project we're starting today is a strategic project for us. And it's strategic also in the light of the rising energy prices in Europe, the European climate policy, and also due to the geo strategic situation in the vicinity of our country. In fact, electrical energy is the second largest cost item in our technology processes after labor.

And we hope that this process that we are starting today by signing not just a declaration anymore, but an actual agreement that'll prepare the whole investment project from the technology location and so forth. This will be a great opportunity not for us, but also for Polish industry as a whole, and in the future also for individual citizens. After our meetings today and after our analysis, we realize that these small reactors can be used not just to generate electrical power, we can also use them for heat generation and also to produce hydrogen. So there are different options that we can use and all of them are very important for industrial companies.

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And we will definitely use any opportunity as a business that will generate profits to operate in a better way, in a more streamlined way and in a more flexible way. Now this project wouldn't be possible on the Polish side without the support of the Polish government. And I would like to thank the deputy prime minister, Mr. Jacek Sasin, representing the ministry of state assets for his continued support. And thanks to this, this is part and parcel of the Polish energy transformation plan. And I would also like to say that this is definitely a milestone in terms of the development of the published energy sector and this wouldn't be it possible without our American partners. So I would like to thank very warmly our American partners for a great cooperation so far, especially to John. Thank you.

Diane Hughes:

Okay. Thank you very much. And now I'd like to mark this historic moment and move on to the signing of the official documents. So I'd like to invite Marcin and John up to the table here. And I am pleased to invite you to sign your respective documents at this time. Okay. And then if you don't mind, take your mask, we're going to take a photo, capture a photo of the signing. Thank you. Okay. And now I'd like to also invite Jacek Sasin and Dr. Huff up to the stage to also have a photo with. Thank you.

John Hopkins:

I'd remiss not to thank the US Chamber of Commerce for allowing us to use this facility. I'm a proud member of the chamber and they do great things for American businesses around the world. Also, I'd like to thank the Nuclear Energy Institute, Maria Korsnick who's here who's the CEO as well. Thank you, Maria for attending and every other delegation and official here, thank you.

Diane Hughes:

Thank you, John and Marcin. Again, congratulations to you both for this very historic moment. And all of us are incredibly excited to see what's to come. And so to all of our guests, thank you for joining this event either in person or online. And to celebrate, please follow the staff and make your way to the Hay-Adams to have a celebratory glass of champagne. And yes, the program is concluded. Thank you.

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No Offer or Solicitation

This release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and NuScale or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

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Forward Looking Statements

This release may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, information concerning the timing and anticipated results of the proposed Business Combination. Actual results may differ materially as a result of a number of factors, including those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 and in the Registration Statement under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. Caution must be exercised in relying on these and other forward-looking statements. Due to known and unknown risks, NuScale’s results may differ materially from its expectations and projections. While Spring Valley and NuScale may elect to update these forward-looking statements at some point in the future, Spring Valley and NuScale specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and NuScale’s assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

The proposed Business Combination will be submitted to shareholders of Spring Valley for their approval. The Registration Statement that Spring Valley has filed with the SEC includes a proxy statement/prospectus, which will be distributed to Spring Valley’s shareholders in connection with Spring Valley’s solicitation of proxies for the vote on the proposed Business Combination. After the Registration Statement has been declared effective, Spring Valley will mail the proxy statement/prospectus to Spring Valley shareholders as of the record date established for voting on the proposed Business Combination and other matters to be presented at the special meeting of Spring Valley shareholders. Spring Valley’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto because these documents contain important information about Spring Valley, NuScale and the proposed Business Combination. Shareholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by Spring Valley, without charge, at the SEC’s website located at www.sec.gov. A link to the Registration Statement, as well as other information related to the transaction, can be found on the “Investors” section of NuScale’s website at www.nuscalepower.com/about-us/investors.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Spring Valley Acquisition Corp.:
www.sv-ac.com
Robert Kaplan
Investors@sv-ac.com

Investor inquiries:
Gary Dvorchak, The Blueshirt Group for NuScale
ir@nuscalepower.com

Media inquiries:
Diane Hughes, NuScale
media@nuscalepower.com

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